Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 13, 2014

VIA EDGAR TRANSMISSION

Ms. Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422

AMI Large Cap Growth Fund (S000044714)

Dear Ms. Lithotomos:

This correspondence is being filed in response to your oral comments and suggestions of February 27, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 19 to its registration statement.  PEA No. 19 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on January 14, 2014, for the purpose of registering a new series to the Trust: AMI Large Cap Growth Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.   Staff Comment: In footnote 2 to the Fees and Expenses Table on page 1 and in the Item 9 disclosure on page 8, please confirm that the Operating Expenses Limitation Agreement (the “Expense Cap”) will remain in effect for at least one year and that the Trust’s Board of Trustees has no intention to terminate the Expense Cap in less than one year.

Response:  The Trust responds by revising the disclosure to state that the Expense Cap will remain in effect through at least June 27, 2015, and by confirming supplementally that the Trust’s Board has no intention to terminate.

2.   Staff Comment:  Please confirm supplementally that Acquired Fund Fees and Expenses (“AFFE”) are expected to be less than 0.01%, and therefore AFFE is not listed in the Fees and Expenses Table.

Response:  The Trust responds by confirming supplementally that AFFE is expected to be under 0.01% and therefore is not included in the Table.

3.   Staff Comment:  In the Principal Investment Strategies section, please state that the Fund is “diversified” as that term is defined under the Investment Company Act of 1940, as amended.

Response:  The Trust responds by noting that disclosure regarding the Fund’s subclassification as a “diversified” Fund appears in the Investment Policies section of the Statement of Additional Information pursuant to Item 16(a) of Form N-1A.  Because Item 4(b)(1)(iv) of Form N-1A only requires disclosure in a fund’s prospectus if that fund is “non-diversified” and because we have already complied with Item 16(a) of Form N-1A, we respectfully decline to include the additional suggested disclosure.

4.   Staff Comment: In the Principal Investment Strategies sections beginning on pages 1 and 4, and Principal Risks sections beginning on pages 2 and 5, please confirm that investments in certain sectors of the market do not constitute an investment policy to concentrate in a particular industry and therefore, do not require corresponding risk disclosure.

Response:  The Trust responds by confirming supplementally that the Fund will not concentrate in a particular industry and therefore does not need to revise either the Fund’s strategy or risk disclosures.

5.   Staff Comment: In the second to last paragraph of the Principal Investment Strategies section on page 2, please explain supplementally the basis for the following statement: “[T]he process has led to outperformance over multiple market cycles and has generated one of the strongest upside/downside ratios over time as compared to other managers in the asset class.”

Response:  Supplementally, the Adviser states that their process has led to an outperformance of 575 basis points when compared to gross performance of their composite, and 467 basis points when compared to net performance of their composite, over the Russell 1000® Growth Index on an annualized basis since the strategy’s inception on January 1, 1998.  These numbers correspond to the annualized performance numbers found in the table on page 9 of the Prospectus.  Additionally, their process has generated a 10-year upside/downside capture ratio of 89.18/62.84 based on gross performance versus the same benchmark, which, based on information obtained through Informa’s PSN Enterprise, is one of the strongest upside/downside capture ratios over that time of any managers in the large cap growth asset class.

The Trust responds by revising the Prospectus disclosure as follows:  “Although this philosophy may lead to extended periods of underperforming the benchmark, the Russell 1000® Growth Index, the process has led to outperformance over multiple market cycles and has generated one of the strongest upside/downside capture ratios over time as compared to other managers in the asset class.  An upside/downside capture ratio shows whether a given fund has outperformed, gained more or lost less than, a broad market benchmark during periods of market strength and weakness, and if so, by how much.”

6.   Staff Comment: In the Summary Principal Risks section beginning on page 2, please expand on the “Large Cap Companies Risk” discussion, as investments in large cap companies are central to the Fund’s principal investment strategy.

Response:  The Trust responds by modifying the Large Cap Companies Risk to state:  “Larger, more established companies may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors.  Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion. ~~Stocks of larger companies may underperform relative to those of small- and mid-sized companies.~~”

7.   Staff Comment: In the Fund Expenses section on page 8, please clarify that although the Fund is responsible for its own operating expenses, shareholders ultimately bear the operating expenses of the Fund.

Response:  The Trust responds by revising the first sentence of the Fund Expenses section as follows, “The Fund is responsible for its own operating expenses; however, because these expenses are paid out of Fund assets, shareholders are indirectly paying for the Fund’s operating expenses.”

8.   Staff Comment:  In the Similarly Managed Account Performance section on page 8, please confirm whether the use of “substantially similar” with regard to the Composite’s investment objectives, policies, strategies, and risks is appropriate in this context.

Response:  The Trust responds that its use of the phrase “substantially similar” is based on the staff’s guidance in Nicholas-Applegate Mutual Funds, (pub. avail. Aug. 6, 1996).  The application of Nicholas-Applegate here is appropriate, as the prior performance in this circumstance, as in Nicholas-Applegate, relates to the use in a new fund’s prospectus of the prior performance of separately managed private accounts that were managed by the same investment adviser prior to the launch of the new fund and which were managed in a “substantially similar” manner to the new fund.

Statement of Additional Information (“SAI”)

9.   Staff Comment:  In the Portfolio Managers section beginning on page 16 of the SAI, under the sub-heading Material Conflicts of Interest, please confirm that the Chief Compliance Officer for the Trust has reviewed and approved the compliance policies and procedures related to conflicts of interest.  In addition, if specific methods exist that are used to address conflicts, please so disclose.

Response:  The Trust responds supplementally by stating that the Trust’s CCO has reviewed, and recommended that the Trust’s Board approve, the Adviser’s compliance policies and procedures.  Further, the Trust responds by noting that the second paragraph on page 17 discloses specific methods used by the Adviser to address conflicts:  “To address and manage these potential conflicts of interest, the Adviser has adopted compliance policies and procedures to allocate investment opportunities and to ensure that each of its clients is treated on a fair and equitable basis.  Such policies and procedures include, but are not limited to, investment and trade aggregation and allocation policies and oversight by the Adviser’s compliance team.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios